Exhibit 99.8

Consent of Independent Auditor	Raymond Chabot Grant Thornton LLP Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Quebec H3B 4L8 T 514-878-2691

Digihost Technology Inc.

We hereby consent to the use of our reports dated March 25, 2022, on the consolidated financial statements of Digihost Technology Inc., incorporated by reference in the Annual Report on Form 40-F for the year ended December 31, 2021 of Digihost Technology Inc. We also consent to the incorporation by reference in the Registration Statement on Form F-10 (No. 333-263255) of Digihost Technology Inc. of our reports dated March 25, 2022 referred to above.

We also consent to the reference to our firm under the heading “Interests of Experts”, in the Annual Information Form included in Exhibit 99.1 incorporated by reference in the Annual Report on Form 40-F, which is incorporated by reference in the Registration Statement on Form F-10.

Chartered Professional Accountants

Montréal, Canada

March 28, 2022

Member of Grant Thornton International Ltd	rcgt.com